Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C
Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE March 21, 2006
Trading Symbol: WCX TSX-V

WILLIAMS CREEK AND NEWGOLD TO CONDUCT JOINT DRILL PROGRAM AT THE AFTON GOLD PROJECT, B.C.

Williams Creek Explorations Ltd. ("the Company") is pleased to announce that it has agreed with New Gold Inc. ("New Gold") to conduct a joint diamond drill program along the western boundary of the company's 100% owned crown grants and New Gold's claim holdings in the past-producing Afton mine area, British Columbia. The program has been designed to test the depth extent of a geophysical anomaly identified by a survey carried out in 2005. The joint program will consist of two diamond drill holes, each planned for 800 meters depth. In addition to the joint program, the company will drill an additional two holes, also each planned for a depth of 800 meters, to test greater depths on its wholly owned property. The drilling will commence in March, 2006.

The Afton copper-gold mine, formally owned and operated by major company, is located 10 kilometers west of Kamloops, B.C. and produced low grade copper and gold from 1978 to 1987. The mineral rights underlying the Afton mine are now owned by New Gold Inc. ("New Gold") who, recognizing the potential for high-grade copper gold mineralization amenable to underground mining, has outlined an independently calculated Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold (at a cut-off grade of 0.7% copper equivalent) underneath, and to the west of, the Afton pit. The Company's crown grants are located within the area controlled by New Gold and immediately south of the Afton pit and north of the smaller Pothook pit.

The 2005 joint geophysical work program conducted by the company and New Gold consisted of a natural audio frequency magnetotellurics ("NSAMT") survey. This type of survey is a high resolution electromagnetic sounding technique that utilizes magnetotelluric signals that are produced naturally by electrical currents that exist within the earth. This technique allows for the resolution of geologic features to greater depths than other geophysical techniques, often over two kilometers depth. The work program identified a strong conductivity anomaly underneath the company's property that has been traced onto New Gold's property. This anomaly, which has been traced to 700 meters beneath the surface, is interpreted to represent concentrations of sulphide minerals in the subsurface. At the adjacent New Gold property the New Afton mineralization consists of sulphide-rich copper gold mineralisation.

Also in 2005 the Company completed five diamond drill holes, for a total of 2,231.17 meters, on its wholly owned crown grants. These holes intersected copper and gold grades up to 0.9% copper and 1.1 grams per tonne ("g/t") gold respectively over narrow intervals within zones of magnetite-apatite alteration occurring within fault structures and as a matrix to zones of brecciation which are themselves crosscut by specular hematite which occurs as veins (see the company's news release of February 15, 2006). This work also returned an interval of 22.75 meters averaging 0.18% copper and 0.22 g/t gold from 172.8 to 196.3 meters in hole DH-2005-1. Management is encouraged by the results which indicate that the geophysical anomaly is broadly associated with increased sulphides including those bearing copper and gold. The 2005 drilling tested the geophysical anomaly at comparably shallow depths relative to the depths at which New Gold has intersected high-grade mineralization within the Afton camp.

The samples described in this news release were shipped to ALS Chemex Laboratories of North Vancouver, Ecotech Labs of Kamloops and Acme Analytical Laboratories of Vancouver for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented and all work is being carried out under the supervision of Vin Campbell, Ph.D., P.Geo., a qualified person under the meaning of National instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director